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                                                                      EXHIBIT 21

                         SUBSIDIARIES OF THE REGISTRANT

     The following is a list of subsidiaries included in GATX's consolidated financial statements (excluding a number of subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary), and the state or country of incorporation for each:

GATX Financial Corporation (Delaware) -- includes 59 domestic subsidiaries, 38 foreign subsidiaries and interests in 35 domestic affiliates and 58 foreign affiliates.

American Steamship Company (New York) -- 14 domestic subsidiaries.

Integrated Solutions Group

     GATX Terminals Holding Corporation (Delaware) -- 3 foreign subsidiaries and four foreign affiliates.

     GATX Chemical Logistics, Inc. (Delaware)

     GATX Rail Logistics, Inc. (Delaware)

     Bonilog, S.A. (Brazil) -- 1 foreign affiliate.

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